NORTHWESTERN CORPORATION
125 S. DAKOTA AVENUE, SUITE 1100
SIOUX FALLS, SOUTH DAKOTA  57104

May 31, 2005

Mr. David Mittelman

Mr. Matthew Benson

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

                                                Re:      NorthWestern Corporation
            Registration Statement on Form S-3, File No. 333-123450
            Registration Statement on Form S-4, File No. 333-123381
            Annual Report on Form 10-K for the year ended December 31, 2004

Dear Mr. Mittelman and Mr. Benson:

On behalf of NorthWestern Corporation, a Delaware corporation (the “Issuer”), the Issuer is submitting three copies of the Issuer’s response to the Staff’s comments conveyed in the Staff comment letter, dated April 15, 2005 (the “Comment Letter”).

This letter is submitted along with three copies of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “S-3”) for the registration under the Securities Act of 1933, as amended (the “Securities Act”) of 16,795,561 shares of Common Stock of the Issuer and 1,550,622 Common Stock Purchase Warrants of the Issuer owned beneficially and of record by certain selling stockholders and three copies of Amendment No. 1 to the Registration Statement on Form S-4 of the Issuer (the “S-4”) for the registration under the Securities Act of $225,000,000 aggregate principal amount of the Issuer’s 5.875% Notes due 2014 (the “New Notes”) issuable in exchange for (the “Exchange Offer”) $225,000,000 aggregate principal amount of the Issuer’s 5.875% Notes due 2014 (the “Original Notes”) which were offered and sold in a transaction exempt from registration under the Securities Act.  All three copies of Pre-Effective Amendment No. 1 to the S-3 have been marked to show changes from the S-3 filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2005.  All three copies of Amendment No. 1 to the S-4 have been marked to show changes from the S-4 filed with the Commission on March 17, 2005.   Pre-Effective Amendment No. 1 to the S-3 and Amendment No. 1 to the S-4 were transmitted for filing with the Commission via EDGAR on the date hereof.

The Issuer acknowledges that the disclosure in the S-3 and the S-4 is the responsibility of the Issuer.  The Issuer acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the S-3 or the S-4 may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  The Issuer also represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing and the Issuer represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Issuer further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the S-3 or the S-4 effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosures in the S-3 and the S-4.

The Issuer respectfully requests that the S-3 and S-4 be reviewed as expeditiously as possible so that it may commence the Exchange Offer.

Please direct any questions or comments regarding the foregoing to the undersigned at (202) 551-1284.

Very truly yours,

/s/ THOMAS J. KNAPP

Thomas J. Knapp

General Counsel of

NORTHWESTERN CORPORATION

NORTHWESTERN CORPORATION
REGISTRATION STATEMENT ON FORM S-3
REGISTRATION STATEMENT ON FORM S-4
ANNUAL REPORT ON FORM 10-K

Memorandum of NorthWestern Corporation’s Responses to
Comments of the Staff of the Commission Conveyed in a Letter Dated April 15, 2005

The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

REGISTRATION STATEMENT ON FORM S-3

Cautionary Note Regarding Forward-Looking Statements

1.                                       The risk factor section must immediately follow the summary section of the prospectus. See Item 503(c) of Regulation S-K. Please relocate the information appearing under this caption further into the prospectus. The forepart of the prospectus should include only the cover page, summary, and risk factors sections.

NorthWestern has complied with this comment by relocating the cautionary note regarding forward-looking statements section to immediately follow the risk factor section in the S-3 Prospectus.  See “Risk Factors” on page 4 of the S-3 Prospectus.

Risk Factors, page 7

2.                                       We note disclosure in the first paragraph under this caption that “additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us.” All material risks to the company and investors should be identified and fully discussed in the risk factors section. Please delete the statement indicating that there are additional risks not disclosed and revise your risk factors section to include all risks that may affect the company or investors.

NorthWestern has complied with this comment by deleting the referenced statement.  See the first paragraph under “Risk Factors” on page 4 of the S-3 Prospectus.  NorthWestern also has revised the “Risk Factors” section to include all risks of which NorthWestern is currently aware that may affect the company or investors, including, without limitation, those captioned “Parties objecting to confirmation of our plan of reorganization have appealed the order confirming our plan of reorganization and have challenged the conformation through litigation,” “Claims that were not discharged in the bankruptcy proceeding, and to the extent certain claimants did not receive proper notice of the claim bar date, such claims could have a material adverse effect on our results of operations and profitability” and “Our internal controls and procedures related to regulated and unregulated energy procurement need to be improved and if we are unable to correct identified material weaknesses in our internal controls, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.”  See these risk factors on pages 4 and 10 of the S-3 Prospectus.

3.                                       We note numerous legal proceedings outlined in your Form 10-K filed for the fiscal year ended December 31, 2004 that are not specifically discussed in this section. Please identify and discuss in this section all legal proceedings that could materially affect the company’s operations or financial condition. For example, we note that the Environmental Protection Agency is investigating certain South Dakota operations under Section 114(a) of the Clean Air Act and “the resulting additional costs to comply could be material.” Please also update the status of all legal proceedings to the most recent practicable date.

NorthWestern supplementally confirms to the Staff that the risk factor captioned “Our utility business is subject to extensive environmental laws and regulations and potential environmental liabilities, which could result in significant costs and liabilities” discusses the risk relative to all environmental exposures, including the Environmental Protection Agency’s investigation discussed above.  See page 10 of the S-3 Prospectus.  NorthWestern confirms to the Staff that it has updated the status of all legal proceedings in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “10-Q”), which was filed with the Commission on May 10, 2005, and is incorporated by reference into the S-3 Prospectus.  See pages 17 through 24 and 50 through 57 of the 10-Q.  NorthWestern also confirms to the Staff that it has updated the discussion of the risk factors contained in the original S-3 filing to update the date of such disclosure to May 10, 2005, the day that the 10-Q was filed.

4.                                       In light of the disclosure about your internal controls over financial reporting in your Form 10-K, please consider a risk factor addressing your conclusions regarding your controls and procedures for the year ended December 31, 2004. The risk factor should disclose all material risks resulting from these circumstances. In this regard, consider addressing the risk to you if you are unable to adequately correct the material weaknesses in your internal controls and procedures. Alternatively, if you have determined that a risk factor is unnecessary, supplementally advise of the basis for your conclusion.

NorthWestern has complied with this comment by adding a risk factor captioned “Our internal controls and procedures related to regulated and unregulated energy procurement need to be improved and if we are unable to correct our material weakness, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.”  See page 10 of the S-3 Prospectus.

5.                                       Some of your risk factors are considered generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to you, or delete these risk factors. Revise or delete the following risk factors accordingly:

•         We have recently experienced net losses and losses may occur in the future, page 15.  For example, identify particular reasons for continued losses in your results of Northwestern Corporation operations. Please also quantify the net losses you have incurred to date to provide concrete information to assess the risk.

•         Our pension and other post-retirement benefit costs are subject to fluctuation..., page 16. For example, cite particular reasons for an increase or decrease in pension and post-retirement costs other than the general fluctuation of the equity markets. In addition, please quantify the pension and post-retirement benefit costs to which you refer.

NorthWestern has reviewed the risk factors discussed and has determined that the risks addressed in such risk factors are generic risks not specifically applicable to NorthWestern.  Accordingly, NorthWestern has deleted these risk factors.  See pages 11 and 12 of the S-3 Prospectus.

Parties objecting to confirmation of our plan of reorganization may appeal the order..., page 7

6.                                       We note that in March 2005 you made a motion to dismiss Magten’s appeal of the confirmation order of your plan of reorganization. To the extent possible, please update the status of the legal proceedings involving your plan of reorganization.

NorthWestern confirms to the Staff that on April 15, 2005 Magten and Law Debenture filed an adversary complaint in the Bankruptcy Court against NorthWestern and certain of its executive officers, alleging that NorthWestern and the former and current officers committed fraud by failing to include a sufficient amount of shares in the Class 9 reserve set aside for payment of unsecured claims and thus the confirmation order should be revoked and set aside. While NorthWestern cannot predict the impact or resolution of Magten’s complaint, it intends to vigorously defend against the complaint.

NorthWestern has updated the status of Magten’s appeal of the confirmation order and added disclosure regarding the April 15, 2005 adversary complaint in the 10-Q, which was filed with the Commission on May 10, 2005, and is incorporated by reference into the S-3 Prospectus.  See pages 17 and 50 of the 10-Q.  In addition, NorthWestern has revised the risk factor captioned “Parties objecting to confirmation of our plan of reorganization have appealed the order confirming our plan of reorganization and have challenged the conformation through litigation” on page 4 of the S-3 Prospectus to provide the same updated disclosure.

We are subject to certain regulations in the State of Montana..., page 10

7.                                       Please define the term “default supplier” as that term is used in the subheading of this risk factor.

The term “default supplier” means that NorthWestern, as the “default supplier,” is obligated to provide electric and natural gas service to those customers who have not chosen or are unable to choose other suppliers.  NorthWestern has deleted this risk factor as it was duplicative of the risk factor captioned “To the extent our incurred supply costs are deemed imprudent by the applicable state regulatory commissions, we could under-recover our costs, which would adversely impact our results of operations.”  See page 7 of the S-3 Prospectus.

To the extent our incurred supply costs are deemed imprudent...., page 13

8.                                       We note that you do not own natural gas reserves and therefore are required to procure your natural gas supply from third-party suppliers. Please disclose whether you have any long-term contracts with your primary suppliers. If not, discuss the resulting risks in greater detail.

NorthWestern supplementally informs the Staff that it has various long-term natural gas supply contracts with its primary suppliers, for which its commitments are included under the caption “Supply and Capacity Contracts” in the Contractual Obligations and Other Commitments table on page 65 of the 10-K.  In addition, NorthWestern does hold storage gas as disclosed in the Notes to Consolidated Financial Statements, Note (4), Significant Accounting Policies, Inventories on page F-18 of the 10-K.  To the extent that energy costs and demand rise and NorthWestern is required to procure additional supply in the open market, it could result in a temporary, material under-recovery, which could negatively impact NorthWestern’s liquidity, which is disclosed on page 73 of “Risk Factors” in the 10-K and under the discussion of the risks captioned “Seasonal and quarterly fluctuations of our business could adversely affect our results of operations and financial condition” and “To the extent our incurred supply costs are deemed imprudent by the applicable state regulatory commissions, we could under-recover our costs, which would adversely impact our results of operations” on page 9 of the S-3 Prospectus.

Use of Proceeds, page 17

9.                                       We note that proceeds received “will be used for general corporate purposes, which may include, without limitation, working capital and capital expenditures.” Please revise to quantify and identify in more detail the amount of proceeds to be used for particular purposes. See Item 504 of Regulation S-K.

NorthWestern has reviewed the requirements of Item 504 of Regulation S-K and supplementally confirms to the Staff that it will not receive any proceeds from the resale of the securities being registered on the S-3.  Accordingly, NorthWestern has deleted the reference to proceeds from the exercise of the warrants in the “Use of Proceeds” section.  See page 15 of the S-3 Prospectus.

Selling Stockholders, page 17

10.                                 We note that you are registering 3,900,000 additional shares of common stock that may be issued in the future to selling shareholders under your plan of reorganization. Please revise the selling shareholder table to reflect those additional shares.

NorthWestern supplementally confirms to the Staff that the 3,815,847 additional shares of common stock (the “Reserve Shares”) are issued but are being held in reserve as part of NorthWestern’s bankruptcy proceeding in order to satisfy certain claims of its Class 9 creditors.  In accordance with the terms of the Plan, as such claims are resolved and settled, the Reserve Shares will be distributed to those Class 9 creditors and any remaining Reserve Shares not used to resolve those claims will be distributed to the selling stockholders.  Accordingly, at this time, NorthWestern is unable to allocate any such Reserve Shares to the selling stockholders and is unable to appropriately update the selling stockholder table in respect of the Reserve Shares.

11.                                 Also, if the selling shareholders identified in the table are the same selling shareholders who will be selling the additional shares, those additional shares should be reflected in the table. Otherwise, you may only add selling shareholders by means of a post-effective amendment. Please confirm your understanding of that position.

NorthWestern refers to its response to comment 10 above.  NorthWestern supplementally confirms to the Staff that it understands that Reserve Shares held by selling stockholders not listed on the selling stockholder table in the S-3 Prospectus may only be registered by means of a post-effective amendment to the S-3.

12.                                 Please revise the headings of the third, fourth, and fifth columns to clearly indicate the number of shares and percentages represent shares of common stock and warrants offered for sale. To the extent that any selling shareholder owns additional common shares not offered for sale under this prospectus, then add additional columns as appropriate.

NorthWestern has complied with the Staff’s comment by revising the column headings.  See pages 15 and 16 of the S-3 Prospectus.

13.                                 In this regard, it is unclear why, as reflected in footnote (1), the table does not reflect the common shares underlying the warrants. The first bullet on the prospectus cover page suggest that you are registering the underlying common shares, and the third bullet point on the prospectus cover page also suggests you are offering the issuance of shares of common stock upon exercise of the warrants. Please revise or advise.

NorthWestern has revised footnote (1) to state that the numbers in the column labeled “Shares of Common Stock Beneficially Owned Before Sale Under This Prospectus” includes the shares of common stock issuable upon exercise of the warrants, which are included in the column labeled “Warrants Beneficially Owned Before Sale Under This Prospectus.”  See pages 15 and 16 of the S-3 Prospectus.

14.                                 Please identify the beneficial owners of the selling stockholders referenced in this section. See Interpretation 4S of Regulation S-K section in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations.

NorthWestern has identified the beneficial owners of the selling stockholders referenced in this section.  See pages 15-17 of the S-3 Prospectus.

15.                                 Disclose whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. For all selling stockholders that are broker-dealers, disclose that they are “underwriters within the meaning of the Securities Act Of 1933. You should revise the Plan of Distribution to state the names of the selling stockholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for sale.

NorthWestern has complied with this comment.  See the Selling Stockholders table on pages 15-17 of the S-3 Prospectus.

16.                                 For selling stockholders who are affiliates of broker-dealers, disclose, if true, that:

·                                             The seller purchased in the ordinary course of business, and

·                                             At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling stockholder, then the prospectus must state that the selling stockholder is an underwriter.

NorthWestern has complied with this comment.  See page 17 of the S-3 Prospectus.

Plan of Distribution, page 20

17.                                 We note disclosure indicating that selling stockholders may sell shares of the company’s common stock short. Please discuss the effect of short-selling on the market price of your common shares.

NorthWestern has complied with the Staff’s comment by noting that short sales could have a depressive effect on the market price of the common shares.  See the fourth bullet point of the fourth paragraph under the “Plan of Distribution” section on page 18 of the S-3 Prospectus.

General

18.                                 Please file all required exhibits, such as the legality opinion, with your next pre-effective amendment so that we may have adequate time to review them before you request effectiveness of the registration statement.

NorthWestern has complied with this comment.  See exhibits 5.1 and 23.2 to the S-3.

REGISTRATION STATEMENT ON FORM S-4

19.                                 Please revise to comply with the above comments as applicable.

With respect to comment 1 and comments 9-17, NorthWestern notes that such comments are not applicable to the S-4.  With respect to comments 2-8 above, NorthWestern refers the Staff to the responses above and confirms as follows:

Comment 2 — NorthWestern has complied with this comment by deleting the referenced statement.  See the first paragraph under “Risk Factors” on page 16 of the S-4 Prospectus.  NorthWestern also has revised the “Risk Factors” section to include all risks of which NorthWestern is currently aware that may affect the company or investors, including, without limitation, those captioned “Parties objecting to confirmation of our plan of reorganization have appealed the order confirming our plan of reorganization and have challenged the conformation through litigation,” “Claims that were not discharged in the bankruptcy proceeding, and to the extent certain claimants did not receive proper notice of the claim bar date, such claims could have a material adverse effect on our results of operations and profitability” and “Our internal controls and procedures related to regulated and unregulated energy procurement need to be improved and if we are unable to correct identified material weaknesses in our internal controls, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.”  See these risk factors on pages 20, 21 and 26 of the S-4 Prospectus.

Comment 3 — NorthWestern supplementally confirms to the Staff that the risk factor captioned “Our utility business is subject to extensive environmental laws and regulations and potential environmental liabilities, which could result in significant costs and liabilities” discusses the risk relative to all environmental exposures, including the Environmental Protection Agency’s investigation discussed above.  See page 27 of the S-4 Prospectus.  NorthWestern also confirms to the Staff that it has updated the discussion of the risk factors contained in the original S-4 filing to update the date of such disclosure to May 10, 2005, the day that the 10-Q was filed.

Comment 4 — NorthWestern has complied with this comment by adding a risk factor captioned “Our internal controls and procedures related to regulated and unregulated energy procurement need to be improved and if we are unable to correct our material weakness, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.”  See page 26 of the S-4 Prospectus.

Comment 5 — NorthWestern has reviewed the risk factors discussed and has determined that the risks addressed in such risk factors are generic risks not specifically applicable to NorthWestern.  Accordingly, NorthWestern has deleted these risk factors.  See pages 26, 27, 29 and 30 of the S-4 Prospectus.

Comment 6 — NorthWestern has revised the risk factor captioned “Parties objecting to confirmation of our plan of reorganization have appealed the order confirming our plan of reorganization and have challenged the conformation through litigation” on page 20 of the S-4 Prospectus to provide the updated disclosure.

Comment 7 — NorthWestern has deleted this risk factor as it was duplicative of the risk factor captioned “To the extent our incurred supply costs are deemed imprudent by the applicable state regulatory commissions, we could under-recover our costs, which would adversely impact our results of operations.”  See page 23 of the S-4 Prospectus.

Comment 8 — NorthWestern supplementally confirms to the Staff that it has various long-term natural gas supply contracts with its primary suppliers, for which its commitments are included under the caption “Supply and Capacity Contracts” in the Contractual Obligations and Other Commitments table on page 65 of the 10-K.  In addition, NorthWestern does hold storage gas as disclosed in the Notes to Consolidated Financial Statements, Note (4), Significant Accounting Policies, Inventories on page F-18 of the 10-K.  To the extent that energy costs and demand rise and NorthWestern is required to procure additional supply in the open market, it could result in a temporary, material under-recovery, which could negatively impact NorthWestern’s liquidity, which is disclosed on page 73 of “Risk Factors” in the 10-K.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004

20.                                 Please revise to comply with the above comments as applicable.

NorthWestern supplementally confirms to the Staff that such changes will be incorporated into NorthWestern’s subsequent filings under the Securities Exchange Act of 1934, as amended.

21.                                 Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

NorthWestern refers the Staff to the response to comment 20 above.

Environmental, page 23

22.                                 We note that on September 10, 2003 you executed a confidential settlement agreement with Atlantic Richfield that, among other things, capped your maximum contribution towards remediation of the Milltown Reservoir superfund site. To the extent the settlement agreement contains material information, please disclose all material terms of the settlement agreement and file the settlement agreement as a material exhibit. See Item 601 of Regulation S-K.

NorthWestern supplementally confirms to the Staff that the material terms of the settlement agreement have been disclosed in the “Environmental” section of its 10-K (see page 26).  NorthWestern further confirms that it has filed the “Debtor’s Motion for Order Approving Stipulation Among Debtor, Clark Fork and Blackfoot, LLC, Atlantic Richfield Company, United States, State of Montana, and the Confederated Salish and Kootenai Tribes” and the “Confidential Settlement Agreement and Mutual Release” as exhibits 10.1 and 10.2, respectively, to the 10-Q.

Item 7. Management’s Discussion and Analysis, page 41

23.                                 We note that you entered into a new $225 million credit facility concurrent with your emergence from bankruptcy. Please disclose the material terms of your credit facility, including a discussion of material covenants, applicable interest rates, and whether the interest rates are fixed or variable.

NorthWestern supplementally confirms to the Staff that the material terms of the $225 million credit facility, including a discussion of material covenants and applicable interest rates, were disclosed in NorthWestern’s financial statements in note 10, Long-Term Debt, on page F-27 of the 10-K.  In addition, NorthWestern has disclosed the material terms of the credit facility, including a discussion of material covenants and applicable interest rates, in the “Management’s Discussion and Analysis” section of the 10-Q, which is incorporated by reference into the S-3 and the S-4.  NorthWestern confirms that it will disclose the material terms of this credit facility in the “Management’s Discussion and Analysis” section of its future filings, as applicable.

Factors Affecting Results of Continuing Operations, page 52

24.                                 We note that your revenues may fluctuate substantially with changes in supply costs and customer usage, which is primarily affected by weather, growth and mix of customers. Please further explain the supply costs to which you refer. Also clarify how “mix of customers” affects your revenues. Disclose any known trends or uncertainties in the economy and industry that are reasonably likely to have a material effect on your financial condition or results or operations. For example, it appears that fluctuations in the price of natural gas would have a significant impact on your results of operations. Revise or advise accordingly. Please see

Securities Act Interpretative Release 33-8350 dated December 29, 2003 for further guidance.

NorthWestern supplementally confirms to the Staff that the supply costs to which reference is made are the costs of procuring electric and natural gas supply, which is discussed in more detail in the section relating to segment results.  Although NorthWestern’s cost of electricity and natural gas fluctuates with market conditions, as a regulated utility, it collects these costs in rates from customers, thereby increasing both revenues and cost of sales.  Since NorthWestern passes these supply costs on to its customers through separate automatic adjustment clause mechanisms approved by regulators in both the Montana and South Dakota jurisdictions, the fluctuations in the price of electricity and natural gas would not typically impact gross margin or results of operations.  To the extent a regulatory agency deems that NorthWestern acted imprudently with respect to its procurement of supply, such agency may disallow the recovery of a portion of the supply costs.  While NorthWestern believes its procurement policies are prudent and does not expect future disallowances of supply costs, it has experienced disallowances in the past, and accordingly, NorthWestern has identified this as a risk factor.

In addition, while NorthWestern states that revenues may fluctuate substantially with changes in supply costs, it states that revenues are also impacted by customer usage.  NorthWestern does not state that revenues fluctuate substantially with customer usage.  This is a subtle difference, but a difference worth mentioning, as NorthWestern does not expect changes in customer usage to substantially impact revenue because annual growth rates are low (1.0% to 1.5%) in NorthWestern’s service territories.  NorthWestern has various classes of customers, such as residential, large industrial, small industrial and others.  Each class of customer is billed based on approved rate schedules.  The mix of customers affects NorthWestern’s revenues to the extent that there are changes in the usage mix among the classes.

NorthWestern utilized the guidance of Securities Act Interpretive Release 33-8350 in preparing its Management’s Discussion and Analysis.  NorthWestern believes it has disclosed any known trends and uncertainties in the economy and industry that are reasonably likely to have a material effect on its financial condition or results of operations.  As noted above, while fluctuations in supply costs may have an impact on revenues and cost of sales, NorthWestern does not expect fluctuations in supply costs to have a material impact to its results of operations.

Item 9A. Controls and Procedures. page 77

25.                                 We note that you anticipate full implementation of new regulated and unregulated policies, procedures and control activities in 2005. Please revise to more clearly address the progress of these new policies, procedures and control activities. We also note disclosure in your Form l0-Q filed November 18, 2004 indicating that these new policies, procedures and control activities were to be implemented in 2004. Please reconcile and revise as appropriate.

NorthWestern supplementally confirms to the Staff that it disclosed in its September 30, 2004 Form 10-Q that it expected to fully address the recommendations arising from an evaluation of its energy commodity procurement policies and procedures in 2004.  NorthWestern’s management and staff made progress in implementing improved policies, procedures, and control activities in the fourth quarter of 2004. However, while completing management’s assessment of internal control over financial reporting as of December 31, 2004, management identified additional deficiencies related to the accounting for regulated and unregulated energy commodity procurement that were assessed to be a material weakness.  NorthWestern fully expects to have improved policies, procedures and control activities in place during 2005.  While NorthWestern does not believe the material weakness has been fully remediated and tested during the first quarter of 2005, it has improved its daily, weekly and monthly reporting mechanisms to improve documentation, timely communication and accounting for energy supply transactions.  Management anticipates further improvements in this area, as well as formalizing and clarifying the duties of front-, mid- and back-office functions and clearly separating tasks between regulated and unregulated front office operations during 2005. Management’s second and third quarter 2005 targets in this regard include completing a review of energy supply risk management policies and updating process documentation, testing compliance with energy supply policies and controls by internal audit, and updating the Audit Committee of the Board of Directors on the results of these procedures.

Consolidated Statements of Cash Flows, page F-7

26.                                 Your netting of cash flows related to other assets and other liabilities in arriving at your operating cash flows may not be appropriate. Please present the changes in other assets separately from the changes in other liabilities to the extent significant. If not deemed significant, please provide us a detail of the items comprising other operating cash flows. If it is not clear from the descriptive caption, please clearly explain to us your basis for operating classification.

The following items comprise the caption “other, net” on the operating section of NorthWestern’s consolidated statements of cash flows.  Beginning with the March 31, 2005 Form 10-Q, NorthWestern has expanded the detail and no longer shows a caption of “other, net.”  NorthWestern will reclassify prior period amounts in future filings to provide a comparative analysis.

	Successor Company	Predecessor Company
	2 Months Ended 12/31/2004	10 Months Ended 10/31/2004	12 Months Ended 12/31/2003

Other non-cash losses	400	2,194	811
Unrealized losses on investments	—	—	366
Amortization of deferred hedge gain	—	—	(2,246)
Other non-current assets	183	788	1,567
Amortization of debt discount	67	261	389

Other current asset changes included in other, net	—	—	(9,073)
Amortization of restricted stock	—	—	465
Foreign currency translation adjustment	23	91	312
Prepayment penalty for debt extinguishment	(4,649)	—	—
Loss on accounts payable claims not included in reorganization items	—	619	—
Change in asset retirement obligation that should be reclassed to regulatory liability	—	—	(8,445)
Increase in minimum pension liability	—	—	—

Other, net per statement of cash flows	(3,975)	3,953	(15,854)

Successor Company

NorthWestern supplementally advises the Staff that it erroneously reduced operating cash flows by a $4.7 million prepayment penalty for the two months ended December 31, 2004, instead of presenting it as a reduction of financing cash flows.  NorthWestern believes this error would not change the decision of a reasonable investor relying on the financial statements because investors are viewing the two-month period in aggregation with the ten months ended October 31, 2004 and this is not a significant change to cash flows from operations.  NorthWestern has determined this is not qualitatively material to warrant amending the 2004 10-K.  Since there is no impact on net income or equity, NorthWestern will reclassify this amount in the 2005 Form 10-K to be properly reflected as a financing activity.

Predecessor Company

The “Other, net” line item  in the statement of cash flows for the twelve months ended December 31, 2003 includes two items that resulted in misclassifications between individual line items included within the “cash flows from continuing operations” line item:

Excluding a $9,073 non-cash impairment charge on a note receivable, the change in other current assets totaling ($10,323) was reported as a change in other current assets of ($1,250) and  other, net of ($9,073).

Excluding $8.4 million of depreciation expense which increased regulatory liabilities, the decrease in regulatory liabilities totaling $18,896 was reported as a change in regulatory liabilities (10,451) and other, net.

When NorthWestern files its December 31, 2005 Form 10-K, the 2003 statement of cash flows will be reclassified to reflect the items above on the proper line item within operating cash flows.  As discussed with the Staff on May 25, 2005, the “Other, net” line item in the statement of cash flows for the twelve months ended December 31, 2002 includes various operating activities which have not been reflected in the table above.  The 2002 amounts will not be reclassified as they will not appear in the December 31, 2005 10-K.

NorthWestern supplementally notifies the staff that approximately $45 million of Auction Rate Securities (ARS) were reported as cash and cash equivalents in its March 31, 2005 Quarterly Report on Form 10-Q.  Recent interpretive guidance indicates that investments in ARS generally do not meet the definition of cash equivalents as defined in paragraph 8 of FASB Statement No. 95, Statement of Cash Flows.   NorthWestern held no ARS as of December 31, 2004, 2003, 2002 or 2001.  ARS held by NorthWestern and included as cash and cash equivalents as of March 31, 2004, June 30, 2004 and September 30, 2004 totaled approximately $55 million, $50 million and $70 million, respectively. In each of these periods, NorthWestern’s ARS were purchased for cash available for use in current operations, and as such, would be considered by NorthWestern to be current assets under ARB 43, Chapter 3A.  Since March 31, 2005, NorthWestern has liquidated its ARS holdings.

NorthWestern has evaluated the impact of the presentation of these ARS as cash and  equivalents in its March 31, 2005 Quarterly Report on Form 10-Q and prior periods and determined that because these reclassifications will have no impact on previously reported total current assets, total assets, working capital position, results of operations or financial covenants, and will not affect previously reported cash flows from operating or financing activities or net income or equity, NorthWestern will reclassify ARS reported as cash and cash equivalents in prior periods to current investments in future filings, commencing with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.   As a result of these reclassifications, cash flows from investing activities will be revised in future filings to include our purchases and sales of these investments.

27.                                 Please explain why dividends received from Blue Dot are included in the Statements of Cash Flows. As it appears Blue Dot is a consolidated subsidiary, we would expect such dividends to be eliminated in consolidation. Please also explain how you accounted for such dividends in the statement of income.

28.                                 It is unclear what comprises “Change in net assets of discontinued operations.” Your caption suggests it is the net change in all assets and liabilities of discontinued operations. However, this potentially could include proceeds from the sale of discontinued operations, which should be classified as investing activities. Please also explain the items that comprise this caption and how a financial statement user could determine the amount of discontinued operations that were a use or source of operating cash.

The responses to comments 27 and 28 are set forth below.  Blue Dot is a consolidated subsidiary and dividends to NorthWestern are eliminated in consolidation with no impact to NorthWestern’s consolidated statement of income.  As Blue Dot has been presented as a discontinued operation since the second quarter of 2003, on a consolidated basis, cash held by Blue Dot has not been reflected in NorthWestern’s cash and cash equivalents, but in NorthWestern’s current assets of discontinued operations on the consolidated balance sheets.  When Blue Dot sold the majority of its locations between 2003 and 2004, the proceeds from these sales were kept by Blue Dot and not reflected in NorthWestern’s cash balance.  While Blue Dot held the cash, the net change in all assets and liabilities of discontinued operations was captured in the line item “Change in net assets of discontinued operations.”  When Blue Dot’s Board of Director’s declared a dividend and Blue Dot remitted $10 million to NorthWestern during the fourth quarter of 2004, the cash transfer was reflected as an investing activity in the line item “Dividends from Blue Dot.”  Until cash is transferred from a subsidiary that is treated as a discontinued operation, the caption “Change in net assets of discontinued operations” includes the aggregate changes in net assets of each of the discontinued operations, net of the income or loss on discontinued operations. The detailed changes in net assets of discontinued operations (which is comprised primarily of Blue Dot and Netexit) is discussed in the Notes to Consolidated Financial Statements, Note (9) Discontinued Operations, on pages F-25 to F-27 of the 10-K.  A financial statement user could determine the amount of discontinued operations that were a source or use of cash by reviewing the components of Note 9 in the consolidated financial statements as it pertains to cash remitted to NorthWestern.

Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” provides that separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories (i.e., operating, investing and financing) is not required.  An enterprise that nevertheless chooses to report separately its operating cash flows of discontinued operations shall do so consistently for all periods affected, which may include periods long after the sale or liquidation of the operation.  Interpretation of this guidance and presentation of discontinued operations in the statement of cash flows has varied in practice.  Two alternatives are utilized in practice: 1) presentation of cash flows from discontinued operations within the cash flows statement as operating, investing and financing activities separated between continuing and discontinued operations or 2) presentation of cash flows from discontinued operations at the bottom of the cash flow statement below cash flows from financing activities as a reconciling item separately disclosing discontinued operating, investing and financing activities.

Set forth below is a table that reflects the net operating, investing and financing activities of NorthWestern’s discontinued operations for the periods presented in the 10-K.  NorthWestern supplementally confirms to the Staff that commencing with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, NorthWestern will use the second alternative and include this presentation below the section for cash flows from financing activities pertaining to continuing operations in future filings to provide the financial statement user with more clarity related to discontinued operations cash sources and uses.

	Successor Company	Predecessor Company
	2 Months	10 Months	Year	Year
	Ended	Ended	Ended	Ended
	12/31/2004	10/31/2004	12/31/2003	12/31/2002

Operating cash flows of discontinued operations, net	(44)	(15,215)	(16,928)	(118,554)
Investing cash flows of discontinued operations, net	—	32,478	85,887	13,177
Financing cash flows of discontinued operations, net	(10,000)	—	(16,000)	(117,517)
(Increase) decrease in cash held by discontinued operations	9,964	(17,421)	(41,146)	27,473
Change in net assets of discontinued operations	(80)	(158)	11,813	(195,421)

Notes to Consolidated Financial Statements

Note (2) Nature of Operations and Basis of Consolidation, page F-11

29.                                 You disclose that Netexit filed a voluntary petition for relief under the provisions of Chapter 11 on May 4, 2004. You also indicate in Note (2) that you consolidate the operations and financial position of Netexit in your financial statements. Please explain your basis under GAAP for consolidation of this subsidiary. In doing so, explain how you comply with paragraph 2 of ARB 51, as amended by paragraph 13 of SFAS 94, which states “A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy...).” You also state that you expect to control Netexit upon emergence from bankruptcy. As part of your consolidation explanation, tell us how the nature of this bankruptcy and/or the claims impacts your current ability to control. We note that you have substantial debt claims against Netexit; however, it is not clear in Note (9) the extent to which you have control of the official committee of each class of creditors. Furthermore, you state that the creditors committee has indicated that your claim may be subject to avoidance. Please tell us why you currently control Netexit and how you considered all the factors that lead you to believe you will receive a controlling interest upon closing of the bankruptcy. We may have further comment.

NorthWestern considered the guidance of paragraph 2 of ARB 51 as amended by paragraph 13 of SFAS 94 in determining whether the continued consolidation of Netexit was appropriate. In addition, management considered the guidance of SOP 90-7, paragraph 32, in determining that there are factors supporting the continued consolidation of Netexit.  Many of such factors are consistent with those discussed in a speech given on December 11, 2003 by Randolph P. Green, Professional Accounting Fellow in the SEC’s Office of the Chief Accountant, in which he suggested that there are conditions in which the continued consolidation of a subsidiary in bankruptcy is appropriate.  Circumstances cited in Mr. Green’s speech regarding when the consolidation of a subsidiary in bankruptcy may be appropriate include:

•         The parent company has a negative carrying value of the investment;

•         The parent company expects the bankruptcy process to be brief; and

•         The parent company expects to regain control of the subsidiary after its emergence from bankruptcy.

In illustration of these factors, Mr. Green cited a fact pattern in which the parent company was the majority common shareholders and the subsidiary’s single largest creditor.

Mr. Green further stated that “while we are inclined to believe that bankruptcy is indicative of the fact that control does not rest with the majority owner, we did not object to the parent’s determination that the continued consolidation of its subsidiary during bankruptcy was more meaningful and that any loss of control would be temporary given the facts and circumstances.”

NorthWestern reviewed the facts and circumstances relating to the Netexit bankruptcy proceeding and consulted with the engagement team of its independent auditors in determining whether Netexit should continue to be consolidated.  NorthWestern has a negative investment in Netexit and Netexit has been presented as a discontinued operation.  NorthWestern is Netexit’s single largest creditor with unsecured debt claims representing approximately 87% of the total priority and unsecured claims.  Netexit has no ongoing operations and its only significant asset is cash (approximately $65.5 million at December 31, 2004).  NorthWestern currently expects Netexit’s cash to be distributed to its creditors (including NorthWestern) by December 31, 2005.  The Board of Directors and officers of Netexit are all officers of NorthWestern and Netexit’s liquidating plan of reorganization provides that the Board of Directors and officers of Netexit shall continue to manage, control and operate the post-confirmation Netexit.  Based on the factors above, management believes it is appropriate to consolidate Netexit.  It also should be noted that Netexit is presented as a discontinued operation, and accordingly, the deconsolidation of Netexit at this time would not significantly change NorthWestern’s consolidated financial statements.

While the Official Committee of Unsecured Creditors (Committee) in Netexit’s bankruptcy proceeding has indicated that it believes NorthWestern’s claim in the Netexit bankruptcy may be subject to avoidance, this is a common argument espoused by creditors when a debtor’s affiliate holds a significant claim in the bankruptcy proceeding.  NorthWestern does not believe that its claims are subject to avoidance. Mediation with the Committee has been set for late June 2005 in order to gain consensus on Netexit’s liquidating plan of reorganization and to provide for the distribution of the bankruptcy estate to Netexit’s creditors in the third or fourth quarter of 2005.

Note (3) Emergence from Bankruptcy and Fresh-Start Reporting, page F-12

30.                                 We have studied the table on page F-16 and note that you recorded an adjustment to accounts payable and accrued liabilities to reclassify other trade claims from subject to compromise to not subject to compromise. We assume these items are being reclassified from “Trade Creditors” within liabilities subject to compromise, yet it is unclear from the current disclosure. Please clarify. In doing so, please tell us the nature of each liability reclassified to not subject to compromise. Explain why adjustment (4) has been made to trade creditors. Given the description, it appears the description contained in adjustment (5) is more applicable.

The adjustments noted on page F-16 to accounts payable and accrued liabilities represent the reclassification of trade claims previously shown as “subject to compromise” to “not subject to compromise.”  NorthWestern reclassified certain pre-petition liabilities that, upon emergence, were unimpaired and reinstated in accordance with NorthWestern’s Plan of Reorganization.  Specifically, this includes trade accounts payable under $20,000 and miscellaneous accrued expenses.  Adjustment (4) was made to trade creditors as the accrued interest and preferred dividends related to the unsecured debt and company obligated mandatorily redeemable preferred securities were included in this line as subject to compromise.  The note reflects the removal of these liabilities, which is included in cancellation of indebtedness income.  NorthWestern directs the staff to the detail of the $312,555 of trade creditors included on page F-17. NorthWestern mistakenly omitted reference to adjustment (5) to explain the adjustment to trade creditors.  NorthWestern will correct this reference in future filings, as applicable.

31.                                 Please supplementally reconcile the following items included in the table on page F-16 to the items comprising the gain from the effects of the Plan and the application of fresh-start reporting as disclosed on page F-14.

Page F-16	Page F-14
Shareholders’ equity of the Successor Company on October 31, 2004- $716,066	Issuance of new common stock and warrants- $713,782
Adjustment to Financing debt- $(864,114)	Discharge of financing debt subject to compromise”-$(904,809)
Adjustment to Trade creditors- $(312,555)	Discharge of other liabilities subject to compromise- $(13,900)
Adjustment to Company obligated mandatorily redeemable preferred securities of subsidiary trusts- $(365,550)	Discharge of Company obligated mandatorily redeemable preferred securities subject to compromise- $(367,026)

A supplemental reconciliation pursuant to the Staff’s request follows:

Page F-14	Issuance of common stock and warrants	$713,782
	Issuance of Restricted Stock Grants upon emergence	2,284
Page F-16	Successor Company Equity on October 31, 2004	$716,066

Page F-16	Adjustment to Financing Debt	$864,114

	Accrued Interest	33,311
	Deferred Financing Costs	(12,122)
	Deferred Hedge Gain	19,506
		40,695

Page F-14	Discharge of financing debt subject to compromise	$904,809

Page F-14	Discharge of other liabilities subject to compromise	$13,900

	Remove accrued interest, deferred financing costs and interest hedge related to unsecured debt	40,695
	Remove accrued interest and deferred financing costs related to company obligated mandatorily redeemable preferred securities	1,476
	Reclass assumed liabilities to accounts payable, accrued expenses and other non-current liabilities from trade creditors subject to compromise	212,804
	Fair Value adjustment of liabilities	43,680

Page F-16	Adjustment to Trade Creditors	$312,555

	In addition, detail of the liabilities included in the $312,555 is included on page F-17.

Page F-16	Adjustment to company obligated mandatorily redeemable preferred securities of subsidiary trusts	$365,550

	Accrued Interest	13,606
	Deferred Financing Costs	(12,130)
		(1,476)

Page F-14	Discharge of company obligated mandatorily redeemable preferred securities subject to compromise	$367,026

32.                                 Please supplementally reconcile the reorganization value as determined by the bankruptcy court to the successor company balance sheet on October 31, 2004. In doing so, please explain how you define reorganization value as disclosed in the filing. Tell us what the reorganization value was for purposes of allocating value to the various creditor classes. Show us the relationship of reorganization value to liabilities carried over and common stock. Tell us the reason(s) any deferred credits or debits were not considered in the determination of reorganization value. If your accounting treatment differs from the example provided in Appendix B of SOP 90-7, please explain to us the specific differences and the reasons.

NorthWestern advises the Staff that its independent financial advisor performed a valuation of the company using various valuation techniques as described more fully in the response to comment 33.  NorthWestern supplementally confirms to the Staff that its accounting treatment is consistent with examples provided in Appendix B of SOP 90-7.  All deferred credits (QF, pension, environmental liabilities, etc.) and debits (regulatory assets, etc.) were considered in the determination of reorganization value, based on their individual characteristics.  The estimated total value available for distribution (as defined in the disclosure statement) to creditors and interest holders was comprised of three primary components: (i) an estimated value of the Reorganized Debtor’s utility operations on a going concern basis; (ii) the value of certain expected net operating loss carryforwards (NOLs) of the Reorganized Debtor; plus (iii) cash available for distribution to creditors in excess of Reorganized Debtor’s minimum operating cash requirements.  Based in part on information provided by NorthWestern, its independent financial advisor concluded that the enterprise value of the Reorganized Debtor, including the value of its NOLs, ranges from $1.415 billion to $1.585 billion, with a midpoint value of $1.5 billion as of an assumed effective date of September 30, 2004.  The bankruptcy court approved NorthWestern’s plan of reorganization which was based on an enterprise value of $1.5 billion and was used for the purpose of allocating value to the various creditor classes. With assumed pro forma secured debt and capital leases upon emergence from Chapter 11 of approximately $790 million, reflecting the application of an estimated $145 million of distributable cash (the projected cash balance of $81 million plus an estimated $97 million in asset sale proceeds less approximately $33 million of minimum cash to be retained for liquidity) to settle certain claims and reduce secured debt, NorthWestern’s independent financial advisor estimated the range of equity values for the Reorganized Debtor between $625 million and $795 million, with a midpoint equity value of $710 million.  There were no material changes to the initial financial projections utilized by NorthWestern’s independent financial advisor that would have impacted the total reorganization value of NorthWestern on November 1, 2004, and accordingly, management used $710 million as the Successor Company equity value. The relationship of the enterprise value to the liabilities and equity of the Reorganized Debtor is summarized in the following table, which is derived from the Successor Company balance sheet amounts at November 1, 2004, after giving effect to NorthWestern’s emergence from bankruptcy (all amounts in thousands):

Current maturities of long term debt	$76,520
Long-term debt	833,634
Assigned Successor Company equity value (based on valuation)	710,000
Less: Cash and cash equivalents	(103,829)
Approximation of midpoint of enterprise value	$1,516,325

33.                                 We note you used a discount rate of 7% in order to determine your reorganization value. You state in Note (8) that your regulated property, plant and equipment was kept at values included in utility rate base; which we assume is predecessor carrying value. We also assume the authorized rate of return on your regulated assets differs from 7%. Since all cash flows used to determine reorganization value were discounted at a 7% rate, it is unclear why you did not utilize a 7% rate in discounting the regulated cash flows relating to plant in determining fair value since such cash flows comprised a portion of those used in your discounted cash flow valuation. Accordingly, please explain in detail why a fresh-start accounting adjustment to property, plant, and equipment was not recorded. We may have further substantive comment.

NorthWestern supplementally confirms to the Staff that a discounted cash flow approach was only one of three approaches used by NorthWestern’s independent financial advisor in valuing the company.  In addition, the advisor compared NorthWestern and its projected performance to the market values of comparable companies and performed industry precedent transaction analysis.  This valuation was performed with respect to the entire company, not only the regulated assets.  NorthWestern’s authorized rates of return on regulated assets range between 8.5% and 9.0%.  The reason no adjustment was made to property, plant and equipment during fresh-start reporting is that under regulation, NorthWestern may recover through rates its original cost plus a regulated rate of return (which would be the discount rate for these assets).  As a result, the fair value of regulated property, plant and equipment assets, when discounted at the allowed rate of return, is considered the original cost less depreciation.  This is consistent with Regulation S-X 210.5-02(13)(b), which provides for the tangible utility plant of a public utility company to be segregated so as to show separately original cost, plant acquisition adjustments, and plant adjustments, as required by the system of accounts prescribed by the applicable regulatory authorities.

Note (5) Assets Held for Sale, page F-23

34.                                 We note that the remaining assets of the Montana First Megawatts generation project are classified as held for sale on the balance sheet. We also note that you are attempting to sell your interest in MMI, LLC. Please explain why the results of operations of MMI are not reported in discontinued operations under paragraphs 41-44 of SFAS 144.

NorthWestern supplementally confirms to the Staff that the Montana First Megawatts generation project does not qualify for discontinued operations treatment under SFAS 144.  MMI, LLC has no operations and its assets consist of the partially-completed Montana First Megawatts generation project, which is generation equipment, land and licenses.  The generation project was never completed and does not qualify as a component of an entity with separately distinguished operations or cash flows under paragraph 41 of SFAS 144.

35.                                 You indicate that you”… previously recorded impairment charges of $12.4 million and $35.7 million for the years ended December 31, 2003 and 2002....” Please tell us the date such assets met the criteria in paragraph 30 of SEAS 144 to be classified as held for sale. If the predecessor’s impairment charges were due to application of paragraph 7 of SFAS 144, please advise why net realizable value as opposed to fair value was utilized. If the predecessor’s impairment charge was based on an other than “held and used” basis, please also explain how the predecessor met the paragraph 30 criteria. On a related note, please tell us how you valued your interest in MMI in applying fresh-start accounting. If you obtained an appraisal as of October 31, 2004, explain to us the economic conditions that resulted in the additional $10 million diminution in value during the following 2 months. We may have further comment.

NorthWestern supplementally confirms to the Staff that the assets of the Montana First Megawatts generation project have never been placed into service.  The criteria to classify these generation assets as assets held for sale were met during December 2002 when NorthWestern’s management committed to a plan to sell the project and circulated a Confidential Information Memorandum soliciting purchase offers.  At each reporting date thereafter, management reassessed the “held for sale” classification against the criteria contained in paragraph 30 of SFAS 144 and determined that these criteria continue to be met as NorthWestern has continued to actively market the assets of Montana First Megawatts since December 2002.  The impairment charges were determined based on the application of paragraph 34 of SFAS 144, which provides that an asset held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell.  The market value of the project in December 2002 was estimated to range between $42 million and $53 million, based in part on market quotes for similar equipment and the value of such a project.  NorthWestern recorded an impairment charge of $35.7 million in December 2002 to reduce the carrying value of the equipment to $42.7 million.  Thereafter, the market for generation assets deteriorated, and during the second quarter of 2003 NorthWestern lowered its asking price to $32 million for the generation equipment and recorded an additional impairment charge of $12.4 million to reflect the fair value less estimated costs to sell the equipment.  During 2004, NorthWestern entered into two separate letters of intent (LOI) to sell the project at a price slightly in excess of $30 million.  (These LOIs covered both the equity interest in the project and the equipment.) However, the first LOI expired on November 10, 2004 and the second LOI expired on December 31, 2004.  Since there was an LOI in place as of October 31, 2004 providing for a sale price exceeding $30 million, the fair value of the project less the cost to sell was estimated to be $30 million and no fresh-start adjustment was considered necessary.  Upon expiration of the second LOI on December 31, 2004, NorthWestern engaged a broker to assist in selling the equipment.  This broker provided an estimated selling price range of $17-$20 million if the equipment were liquidated within 30 to 60 days or $20-$25 million within 90 to 120 days, if a coordinated sales program and bid process were pursued.  NorthWestern’s management determined to pursue the coordinated sales program and bid process and believes the equipment will be sold within the 120-day period.  Based on the range provided by the broker, NorthWestern recorded an additional impairment charge of $10 million in December 2004 to reduce the carrying value to $20 million.

Note (18) Regulatory Assets and Liabilities, page F-41

36.                                 If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph 20 of SFAS 71. Furthermore, to the extent the anticipated cash flow from collection/payments of regulatory assets and liabilities were not discounted using a 7% discount rate, please explain your rationale for utilization of a rate other than the rate used to determine reorganization values. Finally, explain to us how the competitive transition charges asset was valued in fresh-start including the timing of the related cash flows of the transition bonds. We may have further comment.

NorthWestern confirms to the Staff that it will disclose whether particular regulatory assets are earning a rate of return and such assets’ anticipated recovery period in its future filings.  The only regulatory assets that earn a rate of return are NorthWestern’s electric and gas supply costs, which earn annualized rates of return of 8.46% and 8.82%, respectively.  The other most significant regulatory assets (pension, SFAS No. 106 and income taxes) that are not currently earning a rate of return offset liabilities that will be paid for in future periods.  As these costs are recovered as paid, there is no need for a return.

NorthWestern supplementally confirms to the Staff that its disclosure that competitive transition charges “earn a rate of return sufficient to meet debt service requirements” contained on page F-42 of the 10-K is incorrect and the disclosure will be corrected in future filings.  Competitive transition charges do not earn a rate of return. Natural gas transition bonds were issued by The Montana Power Company in 1998 to recover stranded costs of production assets and related regulatory assets and provide a lower cost to utility customers, as the cost of debt was less than the cost of capital. The Montana Public Service Commission authorized the securitization of these assets and approved the recovery of the competitive transition charges in rates over a 15-year period. The regulatory asset relating to competitive transition charges amortizes proportionately with the principal payments on the natural gas transition bonds.

In accordance with paragraphs 9 and 20 of SFAS 71, regulatory assets are to be recorded based solely on the ability to recover the deferred cost.  If no return is earned on the asset, SFAS 71 requires disclosure of that fact (as indicated by the staff), but does not permit the deferred cost to be discounted to fair value.  Consistent with the response to comment 33 above, the fair value of regulatory assets, including competitive transition charges, is the value that is recoverable in rates.

Note (21) Guarantees, Commitments and Contingencies

Qualifying Facilities Liability, page F-45

37.                                 We note that you net your qualifying facilities liability against the related stranded cost recoverable from customers in recording your fresh-start adjustment to recognize unfavorable QF obligations. Please explain why you believe right of set-off exists under FIN 39. Please address paragraph 5.a of FIN 39, which states that a right of set-off exists only when each of two parties owes the other determinable amounts. Regarding such recoveries and payments, it appears there are three parties.

NorthWestern notes the Staff’s comment related to FIN 39 and supplementally confirms to the Staff that NorthWestern determined that FIN 39 does not apply to the qualifying facilities obligations.  The qualifying facilities costs that are recoverable from customers are deemed to be the fair value of those contracts.  The unfavorable portion of those contracts, which is the excess cost of the qualifying facilities contracts that cannot be recovered from customers represent unfavorable commitments, were valued at fair value under fresh-start reporting, consistent with paragraph 37(k) of SFAS 141.

Long Term Supply and Purchase Obligations, page F-46

38.                                 You disclose that your long-term supply and capacity purchase obligations are not reflected in your Consolidated Financial Statements. Since fresh-start accounting requires that liabilities be recorded at fair value, please explain why the fair value of these contracts was $0 on October 31, 2004. Please tell us in detail how you valued these executory contracts. Please also tell us whether these contracts are derivatives under SFAS 133. If not, explain to us the reason(s). We may have further comment.

NorthWestern supplementally confirms to the Staff that the costs related to its long-term supply and capacity purchase obligations are recovered from its customers through rates.  Therefore, only amounts that are deemed not to be recoverable from customers would have been fair valued under fresh-start reporting, similar to the unrecoverable portion of the qualifying facilities contracts discussed in the response to comment 37 above.

These contracts provide for the purchase of energy or commodities that will be delivered in quantities expected to be used or sold by NorthWestern over a reasonable period of time in the normal course of business.  They do not allow for net settlement and they meet the other criteria to qualify for the normal purchases and sales exception under paragraph 10(b) of SFAS 149.